EXHIBIT (D)(7)

                                                                        Tom Ward




                                 March 31, 2000

To:        WestPoint Stevens Inc.
           507 West Tenth Street
           West Point, Georgia 31833

           I understand that the Board of Directors of WestPoint Stevens Inc. ("WestPoint") has adopted and approved a plan of recapitalization wherein the capital stock of WestPoint will be reclassified (the "Plan"). I further understand that the Plan provides for the Common Stock of WestPoint to be reclassified into Series B Participating Preferred Stock which is to be redeemed for $22.00 per share, except for shares of certain stockholders which will be exchanged for shares of Series A Participating Preferred Stock which will be reclassified into Common Stock under the Plan. I am currently a WestPoint stockholder and also a holder of options for WestPoint stock.

           I would like to maintain my equity investment in WestPoint. Therefore, I request that WestPoint permit me to exchange my shares of Common Stock (including all shares of Common Stock earned under WestPoint's 1995 Key Employee Stock Bonus Plan) for shares of Series A Participating Preferred Stock so that I may continue as a stockholder after my Series A Participating Preferred Stock is reclassified into Common Stock upon consummation of the Plan. I understand that my outstanding options which are "in the money" (i.e., have a per share exercise price of less than $22.00) will remain outstanding, and to the extent not vested will be accelerated. I agree that my outstanding options which are not "in the money" will be canceled. I understand that WestPoint will be a private company after the transaction and thus I will be asked to enter into customary agreements with WestPoint, in which I will acknowledge and agree that the transfer of my shares will be restricted by applicable federal and state securities law, and whereby I will grant to WestPoint a right of first refusal as to any transfer of my shares as long as WestPoint remains a private company. The other WestPoint stockholders will be subject to the same restrictions. Further, I understand that WestPoint will grant me registration rights, information rights and similar customary rights, as well as grant such rights to WestPoint's other stockholders. I understand that WestPoint will be relying on my exchange of Common Stock for Series A Participating Preferred Stock prior to consummation of the Plan in order to obtain recapitalization accounting treatment, and therefore I agree that I will hold my shares of Common Stock pending such exchange. I am an "accredited investor" as defined by Regulation D under the Securities Act of 1933.

           This letter is furnished to WestPoint and may not be relied upon by any other person.


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                                   Very truly yours,


                                   /s/ Tom Ward
                                   ---------------------------------------
                                   Print Name: Tom Ward
                                   Address:    1185 Avenue of the Americas
                                               13th Floor
                                               New York, NY  10036
                                   Number of Shares:  136,306
                                   Number of Options: 350,000






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